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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                         Yes                   No  X
                             ---                  ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                        Yes                    No X
                           ---                   ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                     No X
                          ---                    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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
Mature Response to Natural Keenness: LEX COLUMN - Endesa/Gas Natural

    NEW YORK--(BUSINESS WIRE)--Oct. 5, 2005--The following is an article from the Lex Column issued yesterday in the Financial Times, European Edition (page 16).
    Endesa (NYSE: ELE) has taken a magisterial 27 days to defend itself from a hostile Euros 22.5bn bid from Gas Natural, its smaller rival. The content and the timing of its response are mature. It has not whinged about political interference. Catalonia's political establishment, backing Gas Natural, may want to play God. Endesa's owners, 45 per cent foreigners, adhere to the gospel of price.
    Endesa has some strong arguments. The premium to the undisturbed price is a low 15 per cent. Gas Natural shareholder Repsol would own 13 per cent of the combined entity. It recently said it would sell down, creating an overhang. La Caixa, an unquoted Catalan bank with a political mandate, would have 15 per cent. Critically, the low Euros 7.8bn cash component would be financed by selling Euros 7bn-Euros 9bn of Endesa assets, mainly to rival Iberdrola. Since the price for this is unknown, it is impossible to evaluate the true worth of the offer.
    Strategically, it is unclear what the benefit of integrating gas distribution and Endesa's power business is, beyond a simple diversification effect. Adding Gas Natural's Euros 14bn enterprise value to Endesa's Euros 48bn EV should create synergies. However, logically, selling Euros 7bn-Euros 9bn of Endesa assets should have the opposite effect.
    Endesa has committed itself to return Euros 7bn in cash over five years and raised its long-term guidance to hysterical levels. But its main weapon is that the offer is not convincing. Gas Natural is keen, but in a hostile, share-financed reverse takeover, enthusiasm is not enough.

    CONTACT: North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: October 5th , 2005                   By: /s/ Alvaro Perez de Lema
                                               --------------------------
                                          Name:  Alvaro Perez de Lema
                                          Title: Manager of North America
                                                 Investor Relations